Contact:
Gilad Yehudai
CFO
(972) 77-774-5060
gilady@radcom.com

FOR IMMEDIATE RELEASE

RADCOM’S MOMENTUM ACCELERATING IN Q2 2011:  REVENUES REACH $5.9M, BOOKINGS REACH HIGHEST-EVER LEVEL FOR A SECOND QUARTER
- Visibility for Steeper Growth Path Beginning in Early 2012 -

TEL-AVIV, Israel – August 1, 2011— RADCOM Ltd. (RADCOM) (NASDAQ: RDCM) today announced its financial results for the second quarter and first half of 2011.

In $000s	Q2 2011	Q2 2010	Change	H1 2011	H1 2010	Change
Revenues	$5,927	$4,560	30%	$11,534	$8,998	28%
Gross margin	72%	67%		72%	67%
Net income	$78	$80	(3)%	$201	$131	53%

Discussion of Financial Results
Second Quarter of2011:Revenuesfor the quarter ended June 30, 2011 totaled $5.9million, their highest level for a fiscal quarter since 2006 and a 30% increasecompared to $4.6 million for the second quarter of 2010. Gross margin for the period was 72%, up strongly from 67% during the second quarter of 2010.

Net income for the quarter was $78,000, or $0.01per ordinary share (basic and diluted), a 3% decreasecompared to $80,000, or $0.02 per ordinary share (basic) and$0.01per ordinary share(diluted), for the second quarter of 2010.

Excluding non-cash stock-based compensation expenses and changes in the fair value of warrants for all periods, the Company’s non-GAAP net income for the quarter reached $315,000, or $0.05 per ordinary share (basic and diluted), a 35% decrease compared to$487,000, or $0.10per ordinary share (basic) and $0.09 per ordinary share (diluted) for the second quarter of 2010.

First Half of 2011: Revenues for the first six monthsof 2011 were $11.5million, a28% increase compared to$9.0 million forthe first six monthsof 2010. Gross profit for the period was72%, up strongly from 67% duringthe first six monthsof 2010.

Net income for the period was $201,000, or $0.03per ordinary share (basic and diluted), a 53% increase compared to $131,000, or $0.03 per ordinary share (basic) and $0.02per ordinary share (diluted), for the first six monthsof 2010.

Excluding non-cash stock-based compensation expenses and changes in the fair value of warrants for all periods, the Company’s non-GAAP net income for the first six monthsof 2011reached $626,000, or $0.10per ordinary share (basic)and $0.09 per ordinary share (diluted), a 19% decrease compared to$771,000, or $0.15 per ordinary share (basic) and $0.14 per ordinary share (diluted) for the first six monthsof 2010.

Comments of Management
Commenting on the results, Mr. David Ripstein, RADCOM’s President and CEO, said, “The second quarter was an exciting period during which we achieved our best revenues in over four years, strengthened our margins and recorded our highest-ever bookings for a second quarter - all milestones which demonstrate our Company’s accelerating momentum. In fact, the total of our orders for the past four quarters is up 61% compared to the four quarters before that, reflecting a significant increase in both the absolute numbers of orders and their average size, and providing us with good visibility for the coming quarters. Given that it usually takes 9-12 months before we can fully recognize an order’s revenues, this surge should translate into a significantly higher level of revenues and profits for RADCOM towards early 2012.”

Mr. Ripstein continued, “The acceleration in our momentum reflects 1) the sales-driving power of the rapidly-growing markets that we operate in - especially the mobile data industry; 2) the severity of the pain that operatorsface today as they struggle to maintain service quality in the face of exponential growth in network traffic; and 3) the superiority of our solutions and their proven ability to solve our customers’ quality problems. In fact, service assurance solutionsare increasingly viewed as ‘must-have’ assets with a crystal-clear return-on-investment. This, coupled with the industry’s massive investments in their networks, is creating an extremely favorable sales atmosphere for RADCOM.”

Mr. Ripstein concluded, “To take full advantage of the opportunity, we continue to invest in our sales force and R&D activities, both to support our existing backlog and to explore additional market opportunities. We are excited to have recently launched our groundbreaking new GEARX8 technology, a development which will extend our performance advantage. Taken as a whole, we are proud that the positioning we have established, including our differentiated, high-end products, our track record of customer satisfaction and our expanding sales reach into target regions, has generated such impressive momentum, and are confident that a step-change is in the making for our business.”

Earnings conference call
RADCOM’s management will hold an interactive conference call today at 9:00 AM Eastern Time (16:00 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from August 2nd on RADCOM’s website.

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About RADCOM
RADCOM provides innovative service assurance solutions for communications service providers and equipment vendors. RADCOM specializes in solutions for next-generation networks, both wireless and wireline. RADCOM’s comprehensive, carrier-strength solutions are used to prevent service provider revenue leakage and to enable management of customer care. RADCOM’s products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718 and changes in fair value of warrants that has been expensed in accordance with ASC 815-40, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements
Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statements of Operations
(1000's of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$5,927	$4,560	$11,534	$8,998
Cost of sales	1,645	1,510	3,204	3,012
Gross profit	4,282	3,050	8,330	5,986

Research and development, gross	1,525	1,037	2,875	2,085
Less - royalty-bearing participation	248	342	749	761
Research and development, net	1,277	695	2,126	1,324

Sales and marketing	2,392	1,595	4,900	3,096
General and administrative (1)	589	219	1,201	633
Total operating expenses	4,258	2,509	8,227	5,053
Operating income	24	541	103	933

Financing income (expenses), net	54	(461)	98	(802)
Net income	78	80	201	131
Basic net income per ordinary share	$0.01	$0.02	$0.03	$0.03
Diluted net income per ordinary share	$0.01	$0.01	$0.03	$0.02
Weighted average number of ordinary shares used in computing basic net income per ordinary share	6,368,553	5,112,291	6,348,529	5,108,447
Weighted average number of ordinary shares used in computing diluted net income per ordinary share	6,799,894	5,585,035	6,843,227	5,435,567

(1) Includes a decrease of $206,000 in allowance for doubtful accountsfor the three and six month periods ended June 30, 2010.

RADCOM Ltd.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000's of U.S. dollars, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net income	$78	$80	$201	$131
Stock-based compensation (1)	237	75	425	108
Change in fair value of warrants	-	332	-	532
Non-GAAP net income	$315	$487	$626	$771
Non-GAAP earnings per share (diluted)	$0.05	$0.09	$0.09	$0.14

Number of shares used in computing Non-GAAP earnings per share (diluted)	6,799,894	5,585,035	6,843,227	5,435,567

(1) Stock-based compensation:
Cost of sales	9	2	17	4
Research and development	57	5	107	9
Selling and marketing	79	30	145	35
General and administrative	92	38	156	60
	237	75	425	108

RADCOM Ltd.
Consolidated Balance Sheets
(1000's of U.S. dollars)

	As of	As of
	June 30, 2011	December 31, 2010
	(unaudited)
Current Assets
Cash and cash equivalents	3,981	5,744
Trade receivables, net	7,725	6,851
Inventories	4,812	3,949
Other receivables	3,057	1,708
Total Current Assets	19,575	18,252

Severance pay fund	2,924	2,796

Property and equipment, net	307	338

Total Assets	22,806	21,386

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	2,677	2,759
Deferred revenue	796	451
Other payables and accrued expenses	3,585	3,898
Total Current Liabilities	7,058	7,108

Long-Term Liabilities
Deferred revenue	174	221
Accrued severance pay	3,314	3,154
Total Long-Term Liabilities	3,488	3,375

Total Liabilities	10,546	10,483

Shareholders' Equity
Share capital	247	234
Additional paid-in capital	60,323	59,180
Accumulated deficit	(48,310)	(48,511)
Total Shareholders' Equity	12,260	10,903

Total Liabilities and Shareholders' Equity	22,806	21,386